Exhibit 99.1
Trina Solar Announces Third Quarter 2011 Results
Changzhou, China — November 21, 2011 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the third quarter of 2011.
Third Quarter 2011 Financial and Operating Highlights
•	Solar module shipments were approximately 370 MW for the third quarter of 2011, representing a decrease of 6.6% sequentially and an increase of 27.4% year-over-year
•	Net revenues were $481.9 million, a decrease of 16.8% sequentially and 5.2% year-over-year
•	Gross profit was $52.0 million, a decrease of 47.1% sequentially and 67.4% year-over-year
•	Gross margin was 10.8% which includes a non-cash inventory write down of $19.1 million, compared to 17.0% in the second quarter of 2011 and 31.4% in the third quarter of 2010
•	Gross margin relating to the Company’s in-house wafer production to module production was 18.3%
•	Loss from operations was $23.5 million, compared to operating income of $32.8 million in the second quarter of 2011 and $113.0 million in the third quarter of 2010
•	Operating margin was negative 4.9%, compared to 5.7% in the second quarter of 2011 and 22.2% in the third quarter of 2010
•	Net loss was $31.5 million, compared to net income of $11.8 million in the second quarter of 2011 and $82.9 million in the third quarter of 2010
•	Earnings per fully diluted American Depositary Share (“ADS”) were negative $0.45, compared to $0.17 in the second quarter of 2011 and $1.08 in the third quarter of 2010
“We experienced a challenging third quarter as a result of significant price declines and tightened financing conditions, which affected some of our customers’ large European projects,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “During the third quarter, we paid increasing attention to customer credit risks and in some cases regulatory risks linked to the underlying project markets, which resulted in our foregoing some sales opportunities. We also continued to maintain a strong balance sheet during this quarter.”
“To best position Trina Solar going forward, we are refining our marketing and product strategies to address larger and more diversified distribution channels, in both established and emerging solar markets. These include the growing US residential leasing channel, where we recently signed a 60 MW supply agreement in the fourth quarter.”
“As we focus on growth, the recent establishment of our Asia Pacific regional headquarters in Singapore will help us secure new customers in the Asia Pacific region, the Middle East and South Africa. In markets such as Australia and Southern Europe, as grid parity approaches, we believe that long-term success will ultimately depend on the effective delivery of innovative solutions based on efficient manufacturing and customer-driven value-added support services. Examples of our successful execution of this strategy include our total system cost-saving Trinamount module line and our recently launched multicrystalline-based ‘Honey’ technology-based module, which we believe achieved a world record output based on tests conducted by TÜV Rheinland (“TÜV”).”

Recent Business Highlights
During the third quarter of 2011, the Company:
•
Announced changes to its board and board committees, including its audit and corporate governances and nominating committees. The board of directors appointed Mr. Jerome Corcoran as chairman of the audit committee of the board to replace Mr. Peter Mak as a result of Mr. Mak’s departure, Dr. Yeung Kwok On as chairman of the corporate governance and nominating committee of the board, and Mr. Qian Zhao to the corporate governance and nominating committee of the board;

•
Announced that its Mono and Multi Module Series successfully received the ammonia gas resistance certificate from TÜV and its Multi Module Series received salt mist certificate from Intertek Testing Services ;

•
Announced that Changzhou Trina Solar Energy Co. Ltd signed supply agreements with Huanghe Hydropower Development Co., Ltd (“Huanghe Hydropower”), a subsidiary of China Power Investment Corporation, for two ground-mounted solar projects in Qinghai, China for a total of 30 MW PV modules;

•
Announced that Trina Solar Australia Pty Ltd signed a strategic partnership agreement with Origin Energy Australia (“Origin”), the leading Australian integrated energy company. Under the terms of the agreement, Trina Solar has agreed to supply Origin with approximately 22 MW of PV modules over a twelve month period;

•
Announced that the right of the holders of the Company’s 4.00% Convertible Senior Notes due 2013 to surrender their securities for purchase by the Company expired on August 9, 2011. Securities with an aggregate principal amount of $320,000 were validly surrendered. After this purchase, $137,680,000 principal amount of the securities remain outstanding; and

•
Announced that it achieved what is believed to be a new world record for its laboratory-tested multicrystalline module power output, with a 156x156mm 60 cell module reaching a peak of 274 watts. The record was set using the Company’s recently announced “Honey” technology platform. The result was confirmed by TÜV.

Subsequent Events
Subsequent to the third quarter of 2011, the Company:
•
Announced the establishment of its Asia Pacific operating headquarters in Singapore. The new Asia Pacific headquarters, covering Southeast Asia, the Middle East and South Africa are expected to provide management functions covering administration, sales, project development, R&D, logistics and purchasing operations to further strengthen Trina Solar’s growing presence and customer base in those regions;

•
Announced that as of October 2011 Trina Solar received the ISO 14064-1:2006 verification statement from British Standards Institution. The ISO 14064 verification reflects the significant efforts the Company has made to establish a systematic methodology to quantify and report GHG-related information in accordance to ISO’s rigorous international requirements and principles of transparency, relevance, completeness, consistency and accuracy.

Third Quarter 2011 Results
Net Revenues
Net revenues in the third quarter of 2011 were $481.9 million, a decrease of 16.8% sequentially and 5.2% year-over-year. Total shipments were 370.1 MW, compared to 396.4 MW in the second quarter of 2011 and 290.5 MW in the third quarter of 2010. The sequential decrease in total shipments was primarily due to a reduction in available project financing for some customers’ European projects and the Company’s increased customer credit risk management.
Gross Profit and Margin
Gross profit in the third quarter of 2011 was $52.0 million, compared to $98.3 million in the second quarter of 2011 and $159.4 million in the third quarter of 2010.
Gross margin was 10.8% in the third quarter of 2011 which includes a non-cash inventory write down of $19.1 million, compared to 17.0% in the second quarter of 2011 and 31.4% in the third quarter of 2010.
Gross margin relating to the Company’s in-house wafer production to module production was 18.3% in the third quarter of 2011, compared to 20.4% in the second quarter of 2011 and 37.6% in the third quarter of 2010. The sequential reduction was primarily due to the decline in average module selling price exceeded the Company’s decline in manufacturing costs.
Inventory Write down
The Company made a non-cash inventory write down in the third quarter of $19.1 million based on the revaluation of its inventory as a result of notable market price declines of raw materials, work-in-progress and finished goods in the quarter.
Operating Expense, Income and Margin
Operating expenses in the third quarter of 2011 were $75.5 million, an increase of 15.3% sequentially and an increase of 62.6% year-over-year. The Company’s operating expenses represented 15.7% of its third quarter net revenues, an increase from 11.3% in the second quarter of 2011 and an increase from 9.1% in the third quarter of 2010. The sequential percentage increase was primarily due to accounts receivable provision of $10.3 million combined with a decrease in net revenues. The year-to-year percentage increase was primarily due to the continued expansion of the Company’s global management structure to meet its strategic growth objectives and increased investment in research and development initiatives, partially offset by expense control measures implemented starting from 2010. Operating expenses in the third quarter of 2011 also included $2.0 million in share-based compensation expenses, compared to $2.3 million in the second quarter of 2011 and $1.4 million in the third quarter of 2010.
As a result of the foregoing, loss from operations in the third quarter of 2011 was $23.5 million, compared to operating income of $32.8 million in the second quarter of 2011 and $113.0 million in the third quarter of 2010. Operating margin was negative 4.9% in the third quarter of 2011, compared to 5.7% in the second quarter of 2011 and 22.2% in the third quarter of 2010.
Net Interest Expense
Net interest expense in the third quarter of 2011 was $9.7 million, compared to $7.2 million in the second quarter of 2011 and $7.5 million in the third quarter of 2010. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings as well as a reduction in interest income in the third quarter of 2011.

Foreign Currency Exchange
The Company had a foreign currency exchange gain of $0.4 million in the third quarter of 2011, which was net of changes in fair value of derivative instruments, compared to a net loss of $10.8 million in the second quarter of 2011 and a net loss of $8.3 million in the third quarter of 2010. This net gain was primarily due to the gains from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure, which was offset by loss from the depreciation of the Euro against the U.S. dollar.
The Company continued to hedge for foreign exchange rate volatility during the third quarter of 2011 using forward contracts involving the Euro, Renminbi, and U.S. dollar currencies.
Income Tax Benefit and Expense
Income tax benefit was $2.9 million in the third quarter of 2011, compared to income tax expense of $3.0 million in the second quarter of 2011 and $14.1 million in the third quarter of 2010. The income tax benefit in the third quarter of 2011 was primarily the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter.
Net Income and EPS
Net loss was $31.5 million in the third quarter of 2011, a decrease from net income of $11.8 million in the second quarter of 2011 and $82.9 million in the third quarter of 2010. Net foreign currency exchange gain included in net loss was $0.4 million in the third quarter of 2011, compared to a net foreign currency exchange loss of $10.8 million in the second quarter of 2011 and $8.3 million in the third quarter of 2010.
Net margin was negative 6.5% in the third quarter of 2011, compared to 2.0% in the second quarter of 2011 and 16.3% in the third quarter of 2010.
Earnings per fully diluted ADS were negative $0.45 in the third quarter of 2011. The effects of the third quarter foreign currency exchange net gain were approximately $0.01 per fully diluted ADS.
Financial Condition
As of September 30, 2011, the Company had $733.1 million in cash and cash equivalents and restricted cash and a working capital balance of $904.6 million. Total bank borrowings were $869.5 million, of which $458.0 million were long-term borrowings. The Company increased its short-term borrowings by $68.5 million to approximately $411.5 million as of September 30, 2011.
Shareholders’ equity was $1.21 billion as of September 30, 2011, a decrease from $1.24 billion at the end of the second quarter of 2011.
Fourth Quarter and Fiscal Year 2011 Guidance
For the fourth quarter of 2011, the Company expects to ship between 320 MW to 350 MW of PV modules.
The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the fourth quarter will be approximately 10%. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of November 21, 2011. Based on its demand outlook for the fourth quarter of 2011, the Company has revised its outlook for the full year 2011 PV module shipment to approximately 1.4 GW, representing an increase of approximately 32.5% from 2010, compared to the Company’s previous guidance of between 1.75 GW to 1.8 GW.

Operations and Business Outlook
Non-Silicon Cost
In the third quarter of 2011, the Company achieved its previously announced target for its non-silicon manufacturing cost for its core raw materials to module production of below $0.70 per watt, compared to $0.73 per watt in the previous quarter.
Silicon Procurement
Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to the current market price.
As a result of renegotiation of a significant portion of its long-term silicon supply agreements, the Company continues to expect a sequential reduction in its manufacturing costs in the fourth quarter of 2011.
2011 and 2012 Manufacturing Capacity
As of September 30, 2011, the Company’s annualized in-house ingot and wafer production capacity was approximately 1.2 GW and its PV cell and module production capacity was approximately 1.9 GW.
To produce its new high efficiency multicrystalline-based ‘Honey’ technology-based module, the Company expects to increase its in-house PV cell and module production capacity by up to approximately 500 MW, to a total of 2.4 GW by the end of the first half of 2012.
Conference Call
The Company will host a conference call at 5.00 p.m. ET on November 21, 2011, to discuss the results for the quarter ended September 30, 2011. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Mark Kingsley, Chief Commercial Officer, Gary Yu, Senior Vice President, Operations, and Thomas Young, Senior Director, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 2414-0610.
If you are unable to participate in the call at this time, a replay will be available on November 21 at 6:00 p.m. ET, through December 7, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 2414-0610.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010

Net revenues	$481,900	$579,459	$508,298
Cost of revenues	429,885	481,138	348,870

Gross profit	52,015	98,321	159,428

Operating expenses
Selling expenses	25,440	25,573	21,689
General and administrative expenses	37,451	28,179	20,501
Research and development expenses	12,577	11,727	4,220

Total operating expenses	75,468	65,479	46,410

Operating (loss) income	(23,453)	32,842	113,018
Foreign exchange (loss) gain	(37,635)	6,817	40,709
Interest expenses	(10,141)	(7,690)	(8,373)
Interest income	436	477	905
Gain (loss) on change in fair value of derivative	37,993	(17,583)	(49,023)
Other expenses, net	(1,573)	(63)	(289)

(Loss) income before income taxes	(34,373)	14,800	96,947
Income tax benefit (expenses)	2,911	(3,040)	(14,079)

Net (loss) income	$(31,462)	$11,760	$82,868

Earnings per ADS
Basic	(0.45)	0.17	1.18
Diluted	(0.45)	0.17	1.08
Weighted average ADS outstanding
Basic	70,441,104	70,318,629	70,055,346
Diluted	70,441,104	70,789,716	78,809,648

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	September 30	June 30	September 30
	2011	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$674,860	$630,978	$776,576
Restricted cash	58,251	53,260	51,718
Marketable Securities	165	315	313
Inventories	335,271	226,303	110,092
Project assets	23,103	43,472	29,808
Accounts receivable, net	569,330	584,046	378,507
Current portion of advances to suppliers	65,167	64,049	65,656
Prepaid expenses and other current assets, net	101,042	101,948	46,899

Total current assets	1,827,189	1,704,371	1,459,569
Property, plant and equipment	783,328	751,480	545,343
Project assets- long term	2,416	2,614	—
Prepaid land use right	36,468	36,661	36,677
Advances to suppliers — long-term	138,268	129,138	92,320
Investment in affiliates	1,576	320	118
Deferred tax assets	14,667	14,667	12,987
Other noncurrent assets	—	28	1,142

TOTAL ASSETS	$2,803,912	$2,639,279	$2,148,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$411,463	$342,953	$193,141
Accounts payable	422,349	315,004	244,842
Convertible note payable	—	137,870	—
Income tax payable	—	20,139	33,263
Accrued expenses and other current liabilities	88,742	130,305	118,706

Total current liabilities	922,554	946,271	589,952
Long-term bank borrowings	458,046	382,631	340,949
Convertible note payable	137,680	—	135,453
Accrued warranty costs	55,503	50,205	31,732
Other noncurrent liabilities	15,992	17,223	19,448

Total liabilities	1,589,775	1,396,330	1,117,534

Ordinary shares	40	40	40
Additional paid-in capital	648,905	646,925	640,850
Retained earnings	547,721	579,183	374,440
Other comprehensive income	17,272	16,601	15,292

Total shareholders’ equity	1,213,938	1,242,749	1,030,622
Non-controlling interest	199	200	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,803,912	$2,639,279	$2,148,156

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director, Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com